NEWS RELEASE	ELD No. 11-10
TSX: ELD NYSE: EGO ASX: EAU	June 13, 2011

Eldorado Gold Achieves Two Key Permitting Milestones in Turkey

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (‘Eldorado” the “Company” or “we”) is pleased to announce that Eldorado, through its

 100% owned subsidiary Tuprag Metal Madencilik Sanayi ve Ticaret (“Tuprag”), has received its Trial Operating Permit (“Permit”) at the Efemcukuru Gold Project in Izmir and the supplementary Environmental Impact Assessment Positive Certificate (“EIA”) at Kisladag Gold Mine in Usak.

“We are extremely pleased with the timely receipt of our Permit at Efemcukuru and approval for the supplementary EIA to increase annual throughput to 12.5 million tonnes of ore at Kisladag,” said Paul Wright President and CEO of Eldorado.   “We continue to operate according to plan and look forward to start up of operations at Efemcukuru this month and expansion of the process facilities at Kisladag to treat the flotation concentrate from Efemcukuru.   Our thanks to the Tuprag team who have worked diligently to achieve these two important permitting milestones”.

Efemcukuru Gold Project, Izmir Province

The Permit is the final step in the process leading to start up of operations. It is issued at the completion of construction and will allow the Company to carry out commissioning of the process facilities and to commence production of gold.  The Permit is valid for a period of one year, during which time the Company will apply for the mine Operating Permit.   The mine Operating Permit will then be issued when the company demonstrates compliance with the operational, safety and environmental parameters set out in the project Environmental Impact Assessment documents.  Commissioning of the concentrator plant with ore from the underground mine will begin immediately, with first gold production planned prior to the end of June.

Kisladag Gold Mine, Usak Province

The Company has also received approval for the supplementary EIA for the planned expansion of the Kisladag Gold Mine.  Approval of this supplementary EIA allows the company to increase annual throughput by 25% to approximately 12.5 million tonnes of ore to be processed through the heap leach facility.  The approval of the supplementary EIA also covers the expansion of the process facilities on site to include a treatment plant to carry out final gold extraction from the flotation concentrate generated at the Efemcukuru Project.  This plant will recover approximately seventy percent of the recoverable gold from the Efemcukuru ore, the balance being recovered through gravity concentration at the Efemcukuru plant.

The receipt of these two important milestone permitting documents is the culmination of many years of continued effort by the Company to work with the government authorities in Turkey to realize the value from the country’s considerable mineral resources.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil and Greece.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

CAUTIONARY CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the permitting milestones in Turkey.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; the impact of the integration of acquired businesses on our operation, financial position, reserves and resources and gold production; and the ability to achieve our goals.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risk that the  integration of acquired businesses taking longer than expected, the anticipated benefits of the integration may be less than estimated and the  costs of acquisition higher than anticipated; ability to complete acquisitions; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2011.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).   Our Chess Depositary Interests trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Nancy E. Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: reception@eldoradogold.com